

April 11, 2025

Francis Chi Yin Ng
Co-Chief Executive Officer and Director
Copley Acquisition Corp
Suite 4005-4006, 40/F, One Exchange Square
8 Connaught Place, Central, Hong Kong

> **Re: Copley Acquisition Corp**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 1, 2025**
> **File No. 333-283972**

Dear Francis Chi Yin Ng:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 filed April 1, 2025

Cover Page

1. Regarding your new disclosures about the non-managing sponsor investors, we note that the governing documents do not contain the provision requiring the separate consent of a majority of non-managing sponsor investor holders to approve any forfeiture of the indirectly held founder shares. In addition, we note that the governing documents do not contain the provision requiring the separate consent of a majority of non-managing sponsor investor holders to approve any forfeiture or any transfer or exchange of the indirectly held placement units. Please reconcile. Please also address whether such approvals, if withheld, may impact your ability to complete a business combination. Revise similar disclosures where they appear throughout the prospectus.

        Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Michael Blankenship